Exhibit 4.2

DESCRIPTION OF SECURITIES

Set forth below is the description of each class of securities of Brag House Holdings, Inc. (the “Company”). The following description summarizes the material terms of the Company’s capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our certificate of incorporation and our second amended and restated bylaws, copies of which have been previously filed with the Securities and Exchange Commission and are incorporated by reference into the Annual Report on Form 10-K for the year ended December 31, 2024. For a complete description of our capital stock, you should refer to our certificate of incorporation and to the applicable provisions of Delaware General Corporation Law.

General

As of April 15, 2025, the Company’s common stock, par value $0.0001 (the “Common Stock”) is the only class of securities currently registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our Common Stock is listed on the Nasdaq Capital Market under the symbol “TBH.”

The Company is authorized to issue an aggregate of 275,000,000 shares of capital stock. The authorized capital stock is divided into 250,000,000 shares of Common Stock having a par value of $0.0001 per share and 25,000,000 shares of preferred stock having a par value of $0.0001 per share.

Common Stock

All shares of Common Stock of the Company are one and the same class, identical in all respects and have equal rights, powers and privileges.

Voting.    Except as otherwise provided for by resolution of the board of directors, the holders of outstanding shares of Common Stock have the exclusive right to vote on all matters requiring stockholder action. On each matter on which holders of Common Stock are entitled to vote, each outstanding share of such Common Stock is entitled to one vote. Under our second amended and restated bylaws, any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of the votes cast, which means the nominees receiving the highest number of “for” votes are elected. Stockholders do not have cumulative voting rights.

Dividends. Subject to the rights of holders of any series of outstanding preferred stock, holders of shares of Common Stock have equal rights of participation in the dividends and other distributions in cash, stock or property of the Company when, as and if declared thereon by the board of directors from time to time out of assets or funds of the Company legally available therefor.

Liquidation. Subject to the rights of holders of any series of outstanding preferred stock, holders of shares of Common Stock have equal rights to receive the assets and funds of the Company available for distribution to stockholders in the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary.

Rights and Preferences. Holders of our Common Stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking funds provisions applicable to our Common Stock. The rights, preferences and privileges of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of share of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable. All of our outstanding shares of Common Stock are fully paid and nonassessable.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is VStock Transfer, LLC.